Exhibit 2

March 11, 2020, Mexico City, United States of México

REPORT OF THE CHIEF EXECUTIVE OFFICER OF VISTA OIL & GAS, S.A.B. DE C.V.

To the Shareholders of Vista Oil & Gas S.A.B.,

de C.V.

cc. Board of Directors of

Vista Oil & Gas S.A.B., de C.V.

Dear Ladies and Gentlemen:

The undersigned, in my capacity as Chief Executive Officer of Vista Oil & Gas, S.A.B. de C.V., in accordance with article 44, section XI of the Securities Market Law, in connection with article 172 of the General Law of Commercial Companies, hereby submit the report of (i) the performance of the Company and its subsidiaries, the policies followed by Vista’s management and the main existing projects, (ii) the financial position of Vista and its subsidiaries throughout and at the end of the fiscal year, (iii) the results of Vista and its subsidiaries and (iv) the changes in the items comprising the Company’s equity that occurred during the fiscal year ended on December 31, 2019.

OUR COMPANY

Vista is an independent oil and gas company operating since April 4, 2018, that seeks a leadership position in Latin America. We own high-quality, low-operating costs, high-margin conventional producing assets in Argentina and Mexico. Led by an experienced Management Team, we seek to generate strong returns for our shareholders by leveraging our strong cash flow-producing conventional assets and developing our premier shale acreage in our 134,000 net acres in the Vaca Muerta shale play in Argentina.

COMPANY’S PERFORMANCE DURING 2019, MANAGEMENT POLICIES AND MAIN EXISTING PROJECTS

RECENT ACQUISITIONS

Argentine corporate reorganization

On July 2, 2019, we completed a corporate reorganization process whereby APCO Oil & Gas S.A.U. and APCO Argentina were merged by absorption without liquidation into Vista Oil & Gas Argentina S.A.U. (subsidiary of the Company, “Vista Argentina”) as part of a tax-free reorganization under the terms of the Argentine Income Tax Law. The Argentine Reorganization was effective as of January 1, 2019 and since that date APCO Oil & Gas S.A.U. and APCO Argentina had effectively been operating as a consolidated entity under Vista Argentina.

35-Year unconventional exploitation concession for the Águila Mora block

Vista Argentina, successor of Apco Oil & Gas S.A.U., was notified of Decree 2597, issued by the Governor of the Neuquén Province of Argentina, pursuant to which Gas y Petróleo del Neuquén S.A. (“GyP”) was granted the unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable, upon termination and subject to certain conditions, for successive 10-year extensions), starting on November 29, 2019, in replacement of its existing unconventional exploration concession over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the previous operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$ 32,000,000.

In consideration for the concession, Vista must pay the Neuquén Province the following amounts: (i) a US$ 700,000 infrastructure bonus (the “Infrastructure Bonus”); and (ii) a payment of US$ 800,000 for corporate and social responsibility (the “CSR Payment”). Vista, together with GyP, will enter into discussions with the Neuquén Province to define which social, infrastructure and/or environmental works in the Vaca Muerta vicinity will be financed with part of the Infrastructure Bonus and/or the CSR Payment, with the objective of promoting the sustainable development of the Neuquén Province.

With this unconventional exploitation concession, we expect to expand our Vaca Muerta development, coupled with our current activity in the Bajada del Palo Oeste concession where, as of today, we have completed and tied-in our first 12 shale wells

Changes to the capital structure of Aleph Midstream

Aleph Midstream S.A. (“Aleph Midstream”), a company that started operating in 2019, becoming the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina basin, spearheading a new paradigm for the development of this shale play built on the concept of long-term partnerships with upstream-focused producers

During the first quarter of 2020, Vista announced that its Board of Directors approved changes to the participation of the Company in the capital structure of Aleph Midstream. The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of $37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors).

As a result of such transaction, Aleph Midstream, the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina Basin, will become a wholly owned subsidiary of Vista, run by a dedicated and experienced management team, with a multi-client approach to pursue the growing business opportunities in the Vaca Muerta play.

RELEVANT ASPECTS OF 2019

•

Total production was 29,112 barrels of oil equivalent per day (boe/d), composed of 18,244 barrels of oil per day, representing 63% of the total production, 1.62 million cubic meters per day (MMm3/d) of natural gas, representing 35% of the total production, and 700 boe/d of NGL, representing the remaining 2%. Total production in 2019 increased 19% vis-à-vis total production in 2018, which was 24,470 boe/d.

•	Total proved reserves increased to 101.8 million barrels of oil equivalent (MMBOE), a 77% increase compared to 2018, with an implied reserves replacement ratio of 516%.

•

Adjusted EBITDA(2) was 170.9 million U.S. dollars ($MM), resulting in an Adjusted EBITDA margin of 41%. Compared to Adjusted EBITDA for 2018, this implies a 12% decrease, mainly driven by lower realized prices, which were partially offset by higher production and lower operating costs.

•	The Company further reduced lifting cost, reaching 10.8 U.S. dollars per barrel of oil equivalent ($/boe), a 22% reduction compared to 2018.

•

The average crude oil realized price was 53.0 U.S. dollars per barrel of oil ($/bbl), 21% lower than 2018. Natural gas realized price for 2019 was 3.3 U.S. dollars per million British thermal unit ($/MMBTU), 27% lower than 2018.

•

Total CAPEX was 224.1 $MM, of which 117.7 $MM were invested in the Company’s shale oil operated projects, 49.0 $MM were invested in conventional projects and 57.4 $MM in facilities and other projects. During 2019 the Company drilled and completed 8 wells in the shale development in Bajada del Palo Oeste. In addition, 19 conventional wells were drilled and completed.

•

In Q4 2019, our total production was 30,026 boe/d, 21.5% above Q4 2018. Average daily production was composed of: 18,720 barrels of oil per day (bbl/d), 29.4% above Q4 2018; 1.69 MMm3/d of natural gas, 11.5% above Q4 2018; and 675 boe/d of natural gas liquids (NGL). Total operated production represented 97% of total production in Q4 2019.

•	During Q4 2019, our total shale production was 6,994 boe/d, representing 23% of our total production.

Total conventional production was 23,032 boe/d in Q4 2019, decreasing 7% y-o-y.

•	Net revenues in Q4 2019 were 96.4 $MM, 7.4% lower than the 104.1 $MM generated in Q4 2018, due to lower realized prices.

•	End of quarter cash balance was 239.5 $MM(2), while the gross debt was 451.4 $MM, resulting in a net debt of 211.9 $MM, and a net leverage ratio of 1.2 times last twelve months (LTM) adjusted EBITDA.

•	Q4 2019 net loss was 44.2 $MM mainly driven by an increase in the value of warrants due to the rise in the Company´s stock price, and an increase in deferred income tax.

•

In July, 2019, the Company completed a global offering consisting of a follow-on public offering in Mexico of Series “A” shares representing the variable portion of its capital stock (“Series A Shares”) and an international public offering in the United States and other countries of Series A Shares represented by American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE) for a total of 10,906,257 Series A Shares (including over-allotment options). The gross proceeds of the global offering obtained by the Company amounted to approximately $101 million, before fees and expenses. On the other hand Vista Argentina issued (i) a 24-months bullet bond for 50 $MM at a flat interest rate of 7.88% and (ii) a 36-months bullet bond for an additional 50 $MM at a flat interest rate of 8.50%.

Notes:

(1)	Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments.

(2)	Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A.

OUR MANAGEMENT TEAM

Experienced management and professional team.

Our management team and professional staff has vast experience in executing complex projects worldwide. Our management team played a pivotal role in unlocking the Vaca Muerta formation as an economically viable shale play, drilling more than 500 unconventional wells and bringing shale production to 50,000 boe/d from zero in their previous jobs.

In addition, our Management Team has significant experience in the development of unconventional reservoirs and also in the implementation of secondary and tertiary recovery projects in mature fields. We believe that such experience of our management team and professional staff will improve our position among our competitors and enhance our ability to successfully leverage the exploitation of the Vaca Muerta formation.

We adopted our Long Term Incentive Plan in April 2018 for purposes of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. We consider that the Long Term Incentive Plan could strengthen Vista and could help us generate positive results in our operations.

Lean and agile organization.

Our employees are organized in a flat and lean organizational structure that we believe facilitates a rapid and effective decision-making process, allowing us to adapt to the continuous changes in the industry and business environment.

Our Management Team works closely with our operations, prioritizing shareholders returns while committing to high safety and security standards. We incorporate new technologies in order to automate every-day operations, improve response time and achieve real-time reporting.

FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR CONCLUDED ON 31 DECEMBER, 2019

I attached hereto, as the only annex, the consolidated financial statements of the Company and its subsidiaries, together with the opinion of the external auditor, regarding the Company’s and its subsidiaries’ operations and results of the financial year ended on December 31, 2019.

Greetings

Since the beginning of the Company, we have world-class Board of Directors, on both a professional and personal level, with vast experience in the industry and in the region, composed mostly by independent directors. I am very fortunate to be able to rely on their experience and support, as well as the support of our collaborators. In the future, we will keep working to make the best of Vista, both with our Board of Directors and our collaborators and shareholders.

I want to express my gratitude to all the people involved in our team that had helped bring Vista to its current position derived from their constant dedication, and to you, our shareholders, for trusting us. We reiterate that we are fully focused in our operations to create value for you, our shareholders.

Sincerely yours,

/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chief Executive Officer of Vista Oil & Gas S.A.B., de C.V.